Exhibit 99.1
VanceInfo Announces Share Repurchase Plan and Acquisition of Oracle Consulting Firm
VanceInfo Technologies Inc. (NYSE: VIT) (“VanceInfo” or the “Company”), an IT service provider and one of the leading offshore software development companies in China, today announced that its Board of Directors has approved a share repurchase program, effective March 2011. Under the program, VanceInfo has been authorized, but is not obligated, to repurchase up to $40 million worth of outstanding American Depositary Shares (ADSs) representing the ordinary shares of VanceInfo from time to time over the next 12 months, depending on market conditions, share price and other factors, as well as subject to the relevant rules under US securities regulations.
The share repurchase program will be funded by the Company’s 2011 free cash flow as well as existing working capital. As of December 31, 2010, the Company had cash, cash equivalents and marketable securities of approximately US$181.7 million.
As of December 31, 2010, the Company had 44,556,910 ordinary shares issued and outstanding.
In early March 2011, VanceInfo acquired 100% equity interest in Bright Consulting (Beijing) Limited(“Bright”), a China-based IT services company providing Oracle consulting and implementation services to Chinese domestic clients. Under the terms of the acquisition agreement, VanceInfo will pay an initial consideration of approximately $0.7 million in cash and stock. Contingent consideration will be paid based on Bright’s financial performance in the next 24 months. Bright generated approximately $1.5 million in net revenues in 2010. The acquisition aims to strengthen VanceInfo’s domestic consulting capabilities, especially in the Oracle ERP area.

About VanceInfo
VanceInfo Technologies Inc. is an IT service provider and one of the leading offshore software development companies in China. VanceInfo was the first China software development outsourcer listed on the New York Stock Exchange.
The Company ranked number one among Chinese offshore software development service providers for the North American and European markets as measured by 2009 revenues, according to International Data Corporation.
VanceInfo’s comprehensive range of IT services includes research & development services, enterprise solutions, application development & maintenance, quality assurance & testing, globalization & localization and other solutions and services. VanceInfo provides these services primarily to corporations headquartered in the United States, Europe, Japan and Greater China, targeting high-growth industries such as technology, telecommunications, financial services, travel services, manufacturing, retail and distribution.
Safe Harbor
This news release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as will, should, expects, anticipates, future, intends, plans, believes, estimates, and similar statements. Such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Potential risks and uncertainties include, but are not limited to, the company’s dependence on a limited number of clients for a significant portion of its revenues, the economic slowdown in its principal geographic markets, the quality and portfolio of its services lines and industry expertise, and the availability of a large talent pool in China and supply of qualified professionals, as well as the PRC government’s investment in infrastructure construction and adoption of various incentives in the IT service industry. Further information regarding these and other risks is included in VanceInfo’s filings with the U.S. Securities and Exchange Commission. All information provided in this news release and in the attachments is as of March 21, 2011, and VanceInfo does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.
For further information, please contact:
Melissa Ning
Associate Vice President, Investor Relations
VanceInfo Technologies Inc.
Tel: +86-10-8282-5330
E-mail: ir@vanceinfo.com

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